October 15, 2004

Via Facsimile and U.S. Mail

Thornton J. Donaldson
President
Yukon Resources Corp.
206-475 Howe Street
Vancouver, British Columbia
Canada, V6C 2B3


	Re:	Yukon Resources Corp.
Forms SB-2, filed September 15, 2004
File No. 333-118980


Dear Mr. Donaldson:

	We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your filing has been referred to the natural resources group located in the Division of Corporation Finance for review by its engineers. We may have additional comments following their review.

Registration Statement Cover Page
2. Please remove the preliminary prospectus language from the registration statement cover page and move it to the prospectus cover page.

Prospectus Summary, page 5
3. We note that you have no intention of engaging in a merger or acquisition within the next 12 months. Disclose:
* your business plans after the next 12 months,
* how long you expect to search for gold,
* what you will do if you do not find gold.

We may have further comments after we review your responses.

4. Please revise the Summary section and the Description of Business section to comply with the requirements of Rule 421 of Regulation C. Please use definite concrete everyday words. In the Summary and Description of Business, you employ many technical terms and jargon that may be confusing and difficult for an average reader to understand. For example, you include terms and phrases such as "interglacial gravels" or "959,000 cubic yards grading 0.013 ounces
per cubic yard," etc.   Please do not include technical terms or
jargon in the forepart of your prospectus, including your summary. Please remove unnecessary technical terms or jargon from the body of the prospectus. Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used.

5. Supplementally provide us with documents evidencing the basis for all of your assertions about the gold reserves in Peter`s Creek.

6. Please disclose your prior history with your promoters and William Timmins and other companies involved in mineral exploration or claims. Describe whether any of these companies were ever successful in achieving liquidity or finding minerals of any substantive value. We note, for example, that Mr. Timmins was involved with Hudson Ventures, Inc., Imperial Consolidated Capital, Uranium Power Corporation, Iguana Ventures, Naptau Gold Corp., Normark Ventures Corp., and Coyote Ventures Corp. We may have further comments after we review your responses.

Risk Factors, page 7
7. Please add the following risk factors to the beginning of this section:
* Disclose the affiliation between Thornton Donaldson and William Timmins and that they may have conflicts of interest with Yukon as a result of their affiliation with other similar companies.
* Discuss your common stock`s status as a penny stock and the material risks associated with penny stocks, including price fluctuations, additional disclosure requirements, and the lack of a liquid market for such stocks.

Selling Shareholders, pages 12-16
8. Please provide us the names of the private placement agent(s) and others who were involved in placing the shares with the selling shareholders.

9. Describe the relationship between the promoters or others involved in the private placement and the selling shareholders.

Directors, Executive Officers, Promoters and Control Persons, page 20
10. Disclose Thornton Donaldson`s positions at Imperial Consolidated
Capital.

Description of Business, pages 28-32
Technical Information Regarding the Property
11. Explain why you state there is no relationship between William Timmins and Thornton Donaldson. It appears that they serve as directors and officers for Uranium Power Corporation and worked together for Imperial Consolidated Capital. Please revise this section accordingly.

Conclusions and Recommendations
12. Explain what you mean by "in view of positive results of past work."

13. Describe the procedures for bulk testing in Phase 1 and what you consider "favorable results." Describe what road construction would be in involved and the procedures for additional bulk sampling. Also describe what you would consider to be "substantive gold values" in order to prepare a program for extraction.

14. File as an exhibit the geological report.

Certain Relationships and Related Transactions, page 37
15. Please state the names of your promoters. See Item 404 of Regulation S-B.

16. Please disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the issuer. See Item 404 of Regulation S-B.

17. Describe the material terms of the trust agreements between the company and Mr. Donaldson.

Statement of Cash Flows, page F-45
18. It appears that your cash flow from operations was generated primarily from the foreign exchange gain of $779. According to FAS 95, paragraph 101, the effects of exchange rate changes do not themselves give rise to cash flows and their effects on items other than cash thus have no place in a statement of cash flows. Please revise your cash flow statement to show the exchange gain as a separate item in the reconciliation of beginning and ending balances of cash. In addition, the only cash generated by your Company was the result of the issuance of common stock for $59,750. However, you indicate that your cash balance increased to $60,549 as of June 30, 2004. It appears that your cash balance may be denominated in a foreign currency which results in a translation adjustment and not a transaction gain. Please tell us whether your cash is denominated in a foreign currency and translated to US dollar. In addition, please provide us with a detail explanation of the transaction that resulted in the transaction gain of $779.

Part II - Recent Sales of Unregistered Securities
19. Describe the facts under which the shareholders were solicited, including:
* How were these persons identified?
* Identify the class of persons.
* Who identified these persons?
* How were those persons contacted?
* Who contacted them?
* What information were they provided with?

Closing Comments
As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting comments to Ernest Greene at (202) 942-8901, or in his absence, to Jeanne Baker at (202) 942-1835. Direct questions on other disclosure issues to Brigitte Lippmann at (202) 942-0755. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Joseph I. Emas, Esq.
	1224 Washington Avenue
	Miami Beach, Florida 33139

Thornton J. Donaldson
Yukon Resources Corp.
October 15, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE